United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.____)

    Jardine Fleming China Region Fund, Inc.
____________________________________________________________
(Name of Subject Company (issuer))


    Jardine Fleming China Region Fund, Inc.
____________________________________________________________
(Names of Filing Persons (identifying status as offer or, issuer or other person))


    Common Stock, Par Value $.001 Per Share
____________________________________________________________
(Title of Class of Securities)


    [471110106]
____________________________________________________________
(CUSIP Number of Class of Securities)


    J. Eugene Marans
    Cleary, Gottlieb, Steen & Hamilton
    2000 Pennsylvania Avenue, NW
    Washington, DC 20006
    (202) 974-1500
____________________________________________________________
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)


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Calculation of Filing Fee

    Transaction Valuation         Amount of filing fee
       $                             $

*Set forth the amount on which the filing fee is calculated and state how it was determined.




[   ] Check the box if any part of the fee is offset as
provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________

Form or Registration No.:__________________

Filing Party:_____________________________

Date Filed:______________________________

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[ X ] issuer tender offer subject to Rule 13e-4.


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[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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JARDINE FLEMING CHINA REGION FUND, INC.
October 30, 2000
BOARD ANNOUNCES FURTHER MEASURE TO REDUCE DISCOUNT


Further to its announcement of October 24, 2000, outlining measures to manage the discount to net asset value (NAV) at which shares of Jardine Fleming China Region Fund, Inc. (NYSE: JFC) trade in the market, the Board of Directors of the Fund announces that it intends to make a partial tender offer for the Fund's shares. The tender offer will be for 30% of the Fund's outstanding shares and will be priced at 95% of NAV per share as of the closing date of the tender. The Board intends to commence the tender offer as soon as practically possible after the Special Meeting of shareholders scheduled for October 30, 2000, and close the tender offer before the end of this year. Consistent with U.S. regulations regarding tender offers, the Fund has suspended its current share repurchase program. The Board may choose to resume the share repurchase program ten business days after the closing of the tender offer.

From January 1, 2001, the Board will undertake to implement the approach outlined in its announcement of October 24. Under this approach, if the Fund's shares trade at an average discount to NAV in excess of 20% for any 13 week period, the Board undertakes to implement a tender offer or similar transaction. The Fund may conduct up to one tender offer or similar transaction each calendar year in which the specified condition is met, to the extent permitted under U.S. law. The terms of such a tender offer or similar transaction would be determined in the light of market conditions at that time.


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                            SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             JARDINE FLEMING CHINA REGION FUND, INC.



                             /s/Henry H. Hopkins
                             --------------------------------
                             Name: Henry H. Hopkins
                             Title: Assistant Secretary

Dated: October 30, 2000